UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Launches “E2”, the Second Generation of E-Jets

Paris, France, June 17, 2013 – Embraer S.A. (NYSE: ERJ; BM&F BOVESPA: EMBR3) announces, today, the launch of the second generation of its E-Jets family of commercial aircraft, named the E-Jets E2 and comprising three new airplanes – E175-E2, E190-E2, and E195-E2. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020.

“After more than a decade of success, the E-Jets have become a fixture in commercial airline fleets around the world,” said Frederico Fleury Curado, Embraer S.A. President and CEO. “The launch of the E2 builds on our vision to offer leading-edge commercial jets with a capacity right-sized for 70 to 130 seats, seamless mainline comfort, and performance for flexible and efficient utilization by regional, low-cost, and network carriers.”

In a typical single-class layout, the E175-E2 was extended by one seat row, compared to the current generation E175, and will seat up to 88 passengers, while the E190-E2 keeps the same size as the E190, of up to 106 seats. The E195-E2, compared to the current E195, has grown three seat rows and will accommodate up to 132 seats.

“Our strategy is to offer all the benefits of a clean-sheet design, but with the reliability of a mature platform and commonality with current generation E-Jets,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation, “We have been continually investing in the E-Jets program, so that our customers can stay competitive with aircraft that have the lowest operating costs and the highest passenger appeal, today and in the future. I’m confident that with our mature global support network, the compelling operating economics, and the benchmark cabins of the airplanes, both existing and prospective customers will recognize the benefits of the E-Jets E2.”

The application of advanced technologies for engines, wings, and avionics distinguishes the E-Jets E2 by providing airlines with maximum efficiency gains and no compromises, while maintaining commonality with current E-Jets. New aerodynamically advanced, high-aspect ratio, distinctively shaped wings, improved systems and avionics, including 4th generation full fly-by-wire flight controls, and Pratt & Whitney’s PurePowerTM Geared Turbofan high by-pass ratio engines (PW1700G on the E175-E2, PW1900G on the E190-E2 and E195-E2) will result in double-digit reductions in fuel consumption, emissions, noise and maintenance costs, and increased aircraft availability. The E-Jets E2 will be capable of achieving similar costs per seat of larger re-engined narrowbody aircraft, with significantly lower costs per trip, thus creating new opportunities for lower risk development of new markets and fleet right-sizing by airlines.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

Cockpit commonality with current generation E-Jets was a key driver in the design definition for a smooth transition for pilots who will fly the E2. Honeywell’s Primus Epic™ 2 advanced integrated avionics system with large landscape displays, advanced graphics capabilities, and Honeywell’s Next Generation Flight Management System (NGFMS), already in development with current-generation E-Jets, will provide exceptional pilot situational awareness and flexibility for continuous innovation on the flight deck.

Known for its comfortable and roomy cabins, with no middle seats, the E-Jets passenger experience will be further enhanced in the E2 generation. UK design firm Priestmangoode was contracted to jointly develop the aircraft cabin with Embraer. The interiors will establish a new benchmark in cabin design, improve the passenger experience, and deliver a more comfortable and improved environment, tailored to passengers’ needs, while maximizing airlines’ operational efficiency.

Other suppliers and partners for the E-Jets E2 have been announced previously: Liebherr (control systems for flaps and slats), Moog (fly-by-wire), Rockwell Collins (horizontal stabilizer control system), UTC Aerospace Systems (wheels, brakes, APU, electrical system), Intertechnique (engine and APU fuel feed, pressure refueling, fuel transfer, fuel tank inerting and ventilation, and fuel gauging and control), Crane Aerospace & Electronics (electronic control module for landing gear, brake control systems and proximity sensors), Triumph (fuselage segments, rudder and elevators) and Aernnova Aerospace (vertical and horizontal stabilizers).

Embraer estimates its total investments on the new E-Jets E2 models to be US$ 1.7 billion over the next eight years.

Embraer foresees a demand for 6,400 commercial jets with capacity of up to 130 seats, over the next 20 years. With more than 1,200 E-Jets orders, Embraer has achieved a 42% market share in its segment. Over 950 E-Jets have been delivered to date to 65 customers from 47 countries. Later this year, the 1,000th E-Jet will roll off the assembly line, nine years after the first aircraft entered revenue service.

About the E2

Go to embraercommercialaviation/E2 for more highlights on the E2 generation of E-Jets.

Follow us on Twitter: @EmbraerSA

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements, and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events, and circumstances may not take place. Actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer